FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

5/07	May 9, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX FILES CLINICAL TRIAL APPLICATION WITH HEALTH CANADA FOR TECTINTM
Vancouver, BC (May 9, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that further to the Company’s news release dated September 6, 2006 with regard to the resumption of the clinical development of Tectin™ in the target indication malignant cancer pain, the Company has filed a Clinical Trial Application (CTA) with the Biologics and Genetics Therapies Directorate (BGTD) of Health Canada for TectinTM, lead candidate in the Company’s Tetrodotoxin (TTX) technology platform. According to current regulations, the BGTD has a 30-day default period to review the application. Upon clearance from Health Canada, WEX will initiate the clinical trial of Tectin™ for the treatment of moderate to severe inadequately controlled cancer-related pain.
The trial will be multi-centre, randomized, double-blind, placebo-controlled with the primary objective of comparing the efficacy and safety of subcutaneous Tectin™ with placebo in reducing pain outcome and improving the quality of life in patients with cancer-related pain. In this trial, a composite endpoint will be used to identify responders to study treatment, i.e., reduction in pain, or decrease in analgesic consumption and improvement in quality of life. Since pain assessment is subjective and it has been assumed that relief of pain is accompanied by improvement in quality of life (e.g., walking ability, general activity, relations with other people, etc.), a composite endpoint is the most efficient method of determining a true responder. This approach also conforms to the current guidelines for chronic pain trials.
The use of a composite endpoint is derived from the experience gained from the WEX-014 trial. Using this composite endpoint, reanalysis of the WEX-014 trial data showed a statistically significant difference (p<0.05) in the number of responders to TectinTM compared with placebo.
“The new study is intended to decrease the burden to the patients and study personnel. As a result, it is expected that the rate of patient recruitment will increase and the cost associated with the study will be reduced,” said Dr. Edge Wang, President and CEO of the Company.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

6/07	May 14, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX AND ESTEVE TERMINATE COLLABORATION ON TETRODOTOXIN
Vancouver, BC (May 14, 2007) – WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that the Company and its partner Laboratorios del Dr. Esteve, S.A. (“Esteve”) have entered into a termination agreement (the “Termination Agreement”) to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic. The Company had announced last year the intention to terminate the collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe.
Under the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
“We are pleased to have concluded the Termination Agreement. WEX now has an exclusive intellectual property position in Tetrodotoxin, which will enable us to enter into partnership agreements with other parties,” said Dr. Edge Wang, President and CEO of WEX.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

7/07	May 25, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX RECONSTITUTES SCIENTIFIC ADVISORY BOARD
Vancouver, BC (May 25, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that the Company has reconstituted its Scientific Advisory Board and appointed an outstanding group of physicians and scientists to its new Scientific Advisory Board. These five advisory board members will provide WEX senior management with scientific and medical advice on the Company’s drug development plans and strategies.
“We are privileged to have assembled such a distinguished board,” said Dr. Edge Wang, President and CEO of the Company. “As we move forward with our drug development plans, we will undoubtedly benefit from the advice and guidance of such an esteemed group of experts.”
The new WEX Scientific Advisory Board will include:
Charles Berde, MD, PhD, is the Sara Page Mayo Chair, Chief of the Division of Pain Medicine in the Department of Anesthesiology, Perioperative and Pain Medicine at Children’s Hospital Boston and a Professor of Anaesthesia (Pediatrics) at Harvard Medical School. Dr Berde’s laboratory and translational research program focuses on local anesthetic mechanisms and the development of novel local anesthetic formulations. His clinical research focuses on analgesic pharmacology in children and on treatments for chronic pain in children. Dr. Berde has received several awards and honors for his pioneering work in pediatric pain relief, including the 2001 Jeffrey Lawson Award from the American Pain Society and the 2003 Scientific Achievement Award of the Reflex Sympathetic Dystrophy Syndrome Association. He was profiled as one of Time Magazine’s “Heroes in Medicine” in 1997. He has served as the President of the Pediatric Special Interest Group of the International Association for the Study of Pain, and currently serves on the editorial boards of Pain and Regional Anesthesia and Pain Medicine. Dr. Berde received an MD and PhD (Biophysics) from Stanford University School of Medicine. He completed an internship and residency in pediatrics at Children’s Hospital Boston, a residency in anesthesia at Massachusetts General Hospital, and a fellowship in pediatric anesthesia at Children’s Hospital Boston. In 1985, along with Dr. Navil Sethna and Dr. Bruce Masek, Dr. Berde founded the world’s first multidisciplinary pain management program for children. The Pain Treatment Service at Children’s Hospital Boston remains the most clinically active pediatric pain program in the world.
Howard M. Cohen, MD, is an Adjunct Assistant Professor at the Graduate School of the University of Texas at Arlington. Dr. Cohen is an associate of PRIDE (Productive Rehabilitation Institute of Dallas for Ergonomics), the pain research and rehabilitation institute that first developed the concept of functional restoration, now a worldwide standard of care. He is certified by the American Board of Psychiatry and Neurology in Pain Medicine, Psychosomatic Medicine, Psychiatry, Geriatric Psychiatry, and Addiction Psychiatry. He is a Diplomate of the American Board of Pain Medicine and a Fellow of the American College of Pain Medicine. Dr. Cohen has published in the fields of pain medicine and addiction, supervised clinical research, and has consulted for numerous pharmaceutical companies.
Patrick du Souich, MD, PhD, is Professor and Chairman of the Department of Pharmacology of the Faculty of Medicine at the University of Montreal and Chairman of the Clinical Division of the International Union for Basic and Clinical Pharmacology (IUPHAR). Besides numerous awards, Dr. du Souich has over 225 publications to his credit and has presented over 211 papers at national and/or international meetings. He has received numerous clinical appointments and he is Staff member of Department of Medicine, Division of Clinical Pharmacology at the Centre Hospitalier de l’Université de Montréal, Hôpital Hôtel Dieu de Montréal. Dr du Souich is also a member of several national and international editorial boards such as the Canadian Journal of Physiology and Pharmacology, Thérapie, the British Journal of Pharmacology and Acta Sinica Pharmacologica. His research focuses on the effect of disease on the kinetics, dynamics and biotransformation of drugs.

KyungMann Kim, PhD, CCRP, is Professor of Biostatistics and Statistics and Associate Chair of the Department of Biostatistics and Medical Informatics at the University of Wisconsin-Madison and Director of Biostatistics Shared Resource at the University of Wisconsin Comprehensive Cancer Center. He is a Fellow of the American Statistical Association and is recognized nationally and internationally for his contributions in statistical methods for clinical trials and clustered data analysis and in clinical oncology research and has published extensively in statistical methods for clinical trials and in cancer clinical trials. He serves on a number of data and safety monitoring boards of U.S. government- and industry-sponsored clinical trials in many disease areas and on the Human Studies Review Board of the U.S. Environmental Protection Agency.
Edward M. Sellers, MD, PhD, is President and CEO of DecisionLine Clinical Research Corporation. Dr. Sellers is a graduate of the University of Toronto, Faculty of Medicine (MD 1965) and Harvard University (PhD 1971, Pharmacology) and is a certified specialist in Internal Medicine (FRCPC 1972, ABIM 1972). He is a Professor Emeritus of Pharmacology, Medicine and Psychiatry at the University of Toronto and is an internationally recognized scientist having published more than 600 articles, chapters and monographs. Dr. Sellers is a member of numerous national and international editorial boards, governmental advisory committees and international organizations including the World Health Organization Expert Advisory Committee on Drug Dependence. Dr. Sellers has been President of the American Society for Clinical Pharmacology and Therapeutics, the Canadian Society for Clinical Pharmacology and the College on the Problems of Drug Dependence. He has received numerous awards, including the Rawls-Palmer Award for Progress in Medicine of the American Society for Clinical Pharmacology and Therapeutics.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer